FORM 4          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer                             OMB APPROVAL
subject to Section 16.  Form                            OMB Number:3235-0287
4 or Form 5 obligations may                             Expires:January 31, 2005
continue.  See Instruction                              Estimated average burden
1(b)                                                    hours per response...0.5

Filed pursuant to Section 16(a) of the Securities  Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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
1.Name and Address of Reporting Person*  2.Issuer Name and Ticker or Trading Symbol  6.Relationship of Reporting Person(s) to Issuer
                                                                                                              (Check all applicable)

    Mark Clawson                                 Scientific Energy, Inc. ("SEYI")     X  Director                     10% Owner
---------------------------------------  ------------------------------------------  ---                          ---
  (Last)        (First)        (Middle)  3.I.R.S. Identification  4.Statement for        Officer (give                Other (specify
                                           Number of Reporting      Month/Year       ---          title below)    ---         below)
                                           Person, if an entity
                                           (voluntary)              May / 2002                       Secretary/Treasurer
630 North 400 West                                                                       ---------------------------------------
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                (Street)                                          5.If Amendment,    7.Individual or Joint/Group Filing(Check
                                                                    Date of Original                                Applicable Line)
Salt Lake City, UT  84103                                           (Month/Year)      X Form Filed by One Reporting Person
                                                                                     ---
                                                                                        Form Filed by More than One Reporting Person
                                                                                     ---
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  (City)        (State)         (Zip)
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
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
1.Title of Security  2.Trans-   3.Transac-    4.Securities Acquired (A)   5.Amount of         6.Ownership   7.Nature of
  (Instr. 3)           action     tion          or Disposed of (D)          Securities          Form:         Indirect
                       Date       Code          (Instr. 3, 4 and 5)         Beneficially        Direct        Bene-
                                  (Instr. 8)                                Owned at            (D) or        ficial
                       (Month/  ------------  --------------------------    End of              Indirect      Owner-
                        Day/                             (A)or              Month               (I)           ship
                        Year)    Code    V      Amount   (D)    Price       (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)


-------------------  ---------  ------ -----  ---------- ----- ---------  ------------------  ------------------- ------------
Common Stock          05/17/02   A(A)            400,000   A   $0.025(B)
-------------------  ---------  ------ -----  ---------- ----- ---------  ------------------  ------------------- ------------

-------------------  ---------  ------ -----  ---------- ----- ---------  ------------------  ------------------- ------------

-------------------  ---------  ------ -----  ---------- ----- ---------  ------------------  ------------------- ------------

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Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                          (Over)
                                                                 SEC 1474 (3-99)


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number of  6.Date         7.Title and  8.Price of  9.Number     10.Owner-    11.Nature
Derivative  sion or    action    action    Derivative   Exercisable    Amount of    Derivative  of           ship         of
Security    Exercise   Date      Code      Securities   and            Underlying   Security    Derivative   Form of      Indirect
Instr. 3)   Price of   (Month/   (Instr.8) Acquired     Expiration     Securities   (Instr. 5)  Securities   Derivative   Beneficial
            Deriv-     Day/                (A) or       Date           (Instr. 3                Beneficially Security:    Ownership
            ative      Year)               Disposed     (Month/        and 4)                   Owned        Direct       (Instr.
            Security                       of (D)       Day/Year)                             at End       (D) or       4)
                                           (Instr. 3,                                         of           Indirect
                                           4, and 5)                                          Month        (I)
                                                                                              (Instr. 4)   (Instr. 4)
                                 ---- ---  ----- -----  ------- -----  ----- ------
                                 Code  V    (A)   (D)   Date    Expir- Title Amount
                                                        Exer-   ation        or
                                                        cisable Date         Number
                                                                              of
                                                                             Shares
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Explanation of Responses:

(A) Shares granted by board of directors for services performed pursuant to an employment agreement and plan.

(B) On Friday, May 17, 2002, the board of directors established fair market value for the shares of the Company, for the purposes of determining the registration fee for Form S-8 and the compensation received by the employees, at $0.025 per share, the market price on that day.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

                                 /S/ MARK CLAWSON                      06/06/02
                                --------------------------------     -----------
                                ** Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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